CHINA INTERNET CAFÉ HOLDINGS GROUP, INC.

#2009-2010, 4th Building, ZhuoYue Century Centre, FuHua Third Road

FuTian District, Shenzhen, Guangdong Province, PRC

February 3, 2012

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Attn: James Allegretto – Senior Assistant Chief Accountant

Re:	China Internet Café Holdings Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 12, 2011
File No. 333-173407
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 000-52832
Form 10-Q for Fiscal Quarter Ended
March 31, 2011
Filed May 23, 2011
File No. 0-52832

Dear Mr. Allegretto:

We are responding to comments contained in the Staff letter, dated August 8, 2011, addressed to Mr. Dishan Guo, the Chairman, Chief Executive Officer and Chief Financial Officer of China Internet Café Holdings Group, Inc. (the “Company”) with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed on July 12, 2011 (the “Form S-1/A”), the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed March 31, 2011, and the Form 10-Q for the fiscal quarter ended March 31, 2011 filed May 23, 2011.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Amendment No. 1 to Form S-1 filed July 12, 2011

General

1.	We note your response to comment one in our letter dated May 6, 2011. Please clarify, and address in your analysis, whether there are any relationships among the selling shareholders other than the relationships you identified in your response; in this regard, we note that Steven Taylor exercises voting and dispositive power for the account of two selling shareholders, and that Schedule III of Exhibit 10.14 lists Syndicated Capital's address as the contact information for several of your selling shareholders. In addition, we note your statement that only TriPoint Global and Syndicated Capital are broker dealers or affiliates of a broker dealer, however the footnotes to the selling shareholders table indicate that other selling shareholders are in fact broker dealers or affiliates of broker dealers, and we note that Schedule III of Exhibit 10.14 lists Syndicated Capital's address as the contact information for several of your selling shareholders; please advise, and address this in your analysis. Please also clarify and address in your analysis the following:

•	the dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities; and

•	whether or not the selling shareholders are in the business of underwriting securities.

Alternatively, please reduce the size of the offering to one-third of the shares held by non-affiliates. For additional guidance regarding your analysis, please see 612.09 in the Compliance and Disclosure Interpretations relating to Rule 415 of the Securities Act, located at our website.

Response:

We have revised the first paragraph under the “Selling Shareholders” heading on page 28 of the Form S-1/A as follows:

The securities being offered hereunder are being offered by the selling shareholders listed below or their respective transferees, pledgees, donees or successors. Each selling shareholder may from time to time offer and sell any or all of such selling shareholder’s shares that are registered under this prospectus. ~~Because no selling shareholder is obligated to sell shares, and because the selling shareholders may also acquire publicly traded shares of our Common Stock, we cannot accurately estimate how many shares each selling shareholder will own after the offering~~. For purposes of the selling shareholder table below, we are assuming the sale of all of the shares being registered. The dollar value of the shares being registered as of February 2, 2012 was $2,899,198, which is approximately 45.2% of the $6,412,054 raised in the Offering.

We have revised the 4th and 5th paragraphs under the “Selling Shareholders” heading on page 28 of the Form S-1/A as follows:

Except for TriPoint Global Equities, LLC, ~~and~~ Syndicated Capital, Inc., and Patrick Gaynes, John Finley, Jason Stein, Michael Graichen, Karl Birkenfeld, Brian Wood, Andrew Kramer and Qian Xu all of whom are employees of TriPoint Global Equities LLC, and Michael Dimeo, a broker at Syndicated Capital, Inc., none of the selling shareholders is a broker dealer or an affiliate of a broker dealer. None of the selling shareholders including TriPoint Global Equities, LLC and Syndicated Capital, Inc. have any agreement or understanding to distribute any of the shares being registered.

~~Patrick Gaynes, John Finley, Jason Stein, Michael Graichen, Karl Birkenfeld, Brian Wood, Andrew Kramer and Qian Xu are employees of TriPoint Global Equities. Michael Dimeo is a broker at Syndicated Capital, Inc.~~

We have inserted the following paragraph below the 4th paragraph under the “Selling Shareholders” heading on page 28 of the Form S-1/A:

Besides the securities held by the account of Stephen S. Taylor Roth IRA c/o First Clearing, LLC  and the Taylor International Fund, Ltd., over which Steven Taylor exercises the voting and dispositive power, there are no relationships among the selling shareholders other than the relationships identified below.

Although Syndicated Capital is listed as the contact for a number of the selling shareholders in Schedule III of Exhibit 10.14, there is no relationship between Syndicated Capital and those selling shareholders other than the fact that Syndicated Capital was the placement agent for those selling shareholders and forwarded the stock certificates and warrants to those selling shareholders after the February 22, 2011 private placement.

2.	Please tell us who currently is serving as the principal accounting officer of the company. In this regard we note that Dishan Guo was identified as the principal accounting officer in the Form 10-Q filed on May 23, 2011, while Jingwei Li was identified as the principal accounting officer in the Form S-1 filed on April 8, 2011 and in the Form S-1/A filed on July 12, 2011.

Response:

Dishan Guo is currently the principal accounting officer of the Company. We have revised the Form S-1/A accordingly.

3.	We note your response to comment 34 in our letter dated May 6, 2011, however it appears that you continue to reference "47 internet cafes" on page F-27. As previously requested, please revise this disclosure so that it is consistent with the disclosure in the rest of your filing.

Response:

On page F-27 we reference “47 internet cafes” because those are the financial statements for the year ended December 31, 2010. At the end of 2010 the Company had only 47 internet cafes.

Prospectus Cover Page

4.	We note your disclosure that the "placement agent and its designees" were issued securities in the Offering. However your disclosure in the footnotes to the selling shareholders table and on page 72 suggests that you used more than one placement agent, there is no mention of "designees" throughout the rest of your filing, and your disclosure on page 72 suggests that you issued securities in the Offering only to one placement agent. Please revise this apparently contradictory disclosure here and throughout your filing to clearly describe the circumstances of the Offering.

Response:

We have revised the third paragraph of page 2 of the Form S-1/A as follows:

In the Offering, Investors were issued warrants to purchase 949,934 shares of Common Stock at a purchase price of $2.00 (the “Series A Warrants”) and another 949,934 shares of Common Stock at a purchase price of $3.00 (the “Series B Warrants”). Additionally, the placement agent~~s and its designees were~~ was issued warrants to purchase 427,470 shares of Common Stock at a purchase price of $1.35 per share (the “Placement Agent Warrants”), Series A Warrants to purchase 85,494 shares of Common Stock at a purchase price of $2.00 per share, and Series B Warrants to purchase 85,494 shares of Common Stock at a purchase price of $3.00 per share. The Series A Warrants, Series B Warrants, and Placement Agent Warrants all have a term of three years from the date of issue (equivalent to February 21, 2014).

We have revised the final paragraph on page 72 on the Form S-1/A as follows:

The Company engaged TriPoint Global Equities, LLC (the "Agent") as ~~one of~~ the placement agents in connection with the sale of securities in the Offering and agreed to pay the Agent (i) cash commissions equal to 7% of the gross proceeds received by the Company; (ii) a cash management finance fee equal to 1% of the gross proceeds raised by the Company in the Offering, payable at the time of each closing;  (iii) a non-accountable expense fee equal to 0.5% of the gross proceeds; and (iv) warrants to purchase such number of securities equal to 9% of the aggregate number of shares of common stock issuable in connection with the Offering (the “Agent Warrants”). The Agent Warrants will all have three year terms and will be exercisable at the following prices: (i) $1.35 per share (427,470 Placement Agent Warrants), (ii) $2.00 per share (85,494 Series A Warrants) and (iii) $3.00 per share (85,494 Series B Warrants).  The Company also agreed to compensate the Agent for all of its reasonable expenses in connection with the Offering.

Prospectus Summary, page 6

The Company, page 6

5.	We note your response to comment eight in our letter dated May 6, 2011 and the related revisions in your filing. Please add the VIE Shareholders to the diagram on page 8. Please also clarify whether Classic Bond is the holding company for Shenzhen Zhonghefangda Internet Technology Co., Limited or the holding company for Shenzhen Zhonghefangda Network Technology Co., Limited (emphasis added).

Response:

We have updated the organizational structure chart on page 8 of the Form S-1/A accordingly. Classic Bond is the holding company for Shenzhen Zhonghefangda Network Technology Co., Limited.

The Offering, page 9

The Offering, page 9

6.	We note your response to comment 12 in our letter dated May 6, 2011. We further note that you have 21,124,967 shares of common stock outstanding prior to the offering, are registering 7,247,996 shares of common stock offered by selling shareholders and that you state you will have 27,447.996 shares of common stock outstanding after this offering. We further note that the 7,247,996 shares of common stock that you are registering includes 474,967 shares of common stock already outstanding. Please clarify how you determined the number of shares outstanding after the offering.

Response:

Prior to the offering, we had 21,254,377 shares of Common Stock issued and outstanding. These 21,254,377 shares of Common Stock include 474,967 shares of Common Stock being offered by the selling shareholders in the offering. The offering of 7,247,996 shares of Common Stock comprises 6,773,029 shares of Common Stock underlying certain warrants and certain convertible preferred stock and 474,967 shares of Common Stock. To calculate the Common Stock to be outstanding after the offering, the 6,773,029 shares of Common Stock underlying certain warrants and certain convertible preferred stock are added to 21,254,377shares of common stock outstanding prior to the offering for a total of 28,027,406 shares of Common Stock issued and outstanding after the offering. We have amended the figures on page 9 of the S-1/A to provide further clarity.

7.	We note your response to comment 13 in our letter dated May 6, 2011 and the related revisions in your filing. Please revise the penultimate paragraph on page 9 to clarify that you will receive proceeds from any exercise of warrants unless such exercises are made on a cashless basis.

Response:

We have revised the penultimate paragraph on page 9 of the Form S-1/A as follows:

We will not receive any of the proceeds of sale of the shares of Common Stock by the selling stockholders. However, we will receive proceeds from any exercise or conversion of the warrants into and up to 2,498,326 shares of our Common Stock, which are presently offered under this prospectus unless the warrants are exercised on a cashless basis, in which case we will not receive any proceeds from the exercise of the warrants. We intend to use any proceeds received from the exercise or conversion, as the case may be, for working capital and other general corporate purposes. We, however, cannot assure you that any of the warrants will be exercised or converted.

Risk Factors, page 13

8.	Please tell us why you determined to delete the risk entitled "Our contractual arrangements with Junlong and its shareholders...." If you determined that this risk is not material to your business, please supplementally tell us how you reached such a determination.

Response:

Junlong has three shareholders, Dishan Guo (90%), Jinzhou Zeng (7.5%) and Xiaofen Wang (2.5%). Mr. Guo is the majority shareholder and also serves as the Chairman of the Board of Directors and is the Chief Executive Officer of the Company. Because Mr. Guo effectively controls Junlong, it is reasonably foreseeable that he will act in the best interests of Junlong and its shareholder to perform their respective obligations under the VIE contractual agreements. As a result, we decided that the risk factor entitled “Our contractual agreements with Junlong and its shareholders may not be as effective in providing control over them as direct ownership” should be deleted since we believe that the contractual agreements with Junlong are as effective in providing control over Junlong as direct ownership.

There may be reduced use of internet cafes..., page 14

9.	Please revise the risk factor to discuss the potential negative consequence to the company if “computer ownership and internet connections at home... gradually increase as the price for computer hardware, software and internet access decreases."

Response:

We have revised the risk factor on page 14 of the Form S-1/A as follows:

With the rapid economic development and growing disposable income, computer ownership and Internet connections at home will gradually increase as the price for computer hardware, software and internet access decreases. The increase in computer ownership and Internet connections at home may result in decreased demand for our services. Such decrease in demand may adversely affect our business and our revenues may decrease as a result.

Intensified government regulation of internet cafes, page 15

10.	We note that you describe a number of recent developments in the government's regulation of internet cafes in China. Please revise this risk factor to discuss the risks to the company associated with such recent, and potential future similar developments.

Response:

We have revised the risk factor on page 15 of the Form S-1/A as follows:

Intensified government regulation of Internet cafes could cause our operations to be adversely affected.

The PRC government has tightened its regulation of Internet cafes in recent years. In particular, a large number of unlicensed Internet cafes have been closed. In addition, the PRC government has imposed higher capital and facility requirements for the establishment of Internet cafes. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet cafe chains and discourages the establishment of independent Internet cafes, may slow down the growth of Internet cafes. In June 2002, the Ministry of Culture, together with other government authorities, issued a joint notice, and in February 2004, the State Administration for Industry and Commerce issued another notice, suspending the issuance of new Internet cafe licenses. In May 2007, the State Administration for Industry and Commerce reiterated its position not to register any new Internet cafes in 2007. In 2008 and 2009, the Ministry of Culture, the State Administration for Industry and Commerce and other relevant government authorities, individually or jointly, issued several notices that provide various ways to strengthen the regulation of Internet cafes, including investigating and punishing Internet cafes that accept minors, cracking down on Internet cafes without sufficient and valid licenses, limiting the total number of Internet cafes and approving Internet cafes within the planning made by relevant authorities, screening unlawful and adverse games and websites, and improving the coordination of regulation over Internet cafes and online games. Such intensified government regulation of Internet cafes and any additional government regulation that may arise in the future could adversely affect our operations by limiting the services currently provided by our cafes, which in turn could decrease our customer base or have similar negative effect on our operations.

Dishan Guo, Jinzhou Zeng, and Xiaolen Wang's association With, page 20

11.	We note your revised disclosure in response to comment 18. In addition to disclosing whether Messrs. Guo, Zeng and Wang have a formalized dispute resolution agreement, please disclose whether the company has a policy pursuant to which its directors, such as Messrs. Guo and Wang, must resolve any conflicts of interest that arise as a result of their ownership interests in or management of other companies, such as Classic Bond.

Response:

We have revised the risk factor on page 20 of the S-1/A as follows:

Messrs Guo, Zeng and Wang do not have a formalized dispute resolution agreement. However, it is anticipated that parties will resolve any conflict through mutual consultation and negotiations as is typical in China. Should such conflict endure, the parties will subject their dispute to be adjudicated before a court of competent jurisdiction in China. The Company does not have a policy pursuant to which its directors, such as Messrs. Guo, Zeng and Wang must resolve any conflict of interest that arise as a result of their ownership interests in or management of other companies, such as Classic Bond.

Selling Shareholders, page 28

12.	We note your response to comment 22 in our letter dated May 6, 2011 and the related revisions in your filing. Please identify the natural persons who exercise voting and/or investment control over the securities held by Garolf AB and ULF Sorvik. Alternatively, please tell us why you believe this disclosure is unnecessary.

Response:

Ulf Sorvik is an individual and exercises the voting and/or investment control over his own securities. We have updated his name on the Selling Shareholders table on page 29 of the Form S-1/A. Tommy Maartensson holds the voting and dispositive power over the securities held in the account of Garolf AB. As such, we have added footnote #25 providing such disclosure and have amended the footnote numbers accordingly following new footnote number 25.

13.	We note your response to comment 25 in our letter dated May 6, 2011 and the related revisions in the sixth and seventh columns of the selling shareholder table. In either the footnotes to your selling shareholder table or on page 28, please clarify, if true, that you are assuming the sale of all the shares being registered.

Response:

We have revised the first paragraph of “Selling Shareholders” as follows:

The securities being offered hereunder are being offered by the selling shareholders listed below or their respective transferees, pledgees, donees or successors. Each selling shareholder may from time to time offer and sell any or all of such selling shareholder’s shares that are registered under this prospectus. ~~Because no selling shareholder is obligated to sell shares, and because the selling shareholders may also acquire publicly traded shares of our Common Stock, we cannot accurately estimate how many shares each selling shareholder will own after the offering.~~  For purposes of the selling shareholder table below, we are assuming the sale of all of the shares being registered. The dollar value of the shares being registered as of February 2, 2012 was $2,899,198, which is approximately 45.2% of the $6,412,054 raised in the Offering.

14.	We note your statement on your prospectus cover page that "the placement agent and its designees were issued warrants to purchase 427,470 shares of Common Stock at a purchase price of $1.35 per share..., Series A Warrants to purchase 85,494 shares of Common Stock at a purchase price of $2.00 per share, and Series B Warrants to purchase 85,494 shares of Common Stock at a purchase price of $3.00 per share." Based on footnotes 25 through 36 to the selling shareholder table, it appears that all placement agents received only warrants to purchase common stock at an exercise price of $1.35 per share. Please revise these footnotes and the table, as appropriate, to account for the Series A and Series B warrants, or advise.

Response:

We have amended footnotes 26 to 37 to the selling shareholder table on page 30 and 31 of the Form S-1/A accordingly.

15.	We note your statement that "[e]xcept for TriPoint Global Equities, LLC and Syndicated Capital, Inc., none of the Selling Stockholders is a broker dealer or an affiliate of a broker dealer." However, based on footnotes 25 through 36 to your selling shareholder table, it appears that several other selling shareholders are broker dealers or affiliates of broker dealers. Please advise or revise. In addition, we note that Schedule III of Exhibit 10.14 lists Syndicated Capital's address as the contact information for several of your selling shareholders that have not been identified as broker dealers or affiliates of broker dealers please clarify which selling shareholders are employees of or have any other relationship to placement agents/broker dealers, and tell us whether such selling shareholders are broker dealers or affiliates of broker dealers. Please see Rule 405 of Regulation C.

Response:

We have revised the 4th and 5th paragraphs under the “Selling Shareholders” heading on page 28 of the Form S-1/A as follows:

Except for TriPoint Global Equities, LLC, ~~and~~ Syndicated Capital, Inc., and Patrick Gaynes, John Finley, Jason Stein, Michael Graichen, Karl Birkenfeld, Brian Wood, Andrew Kramer and Qian Xu all of whom are employees of TriPoint Global Equities LLC, and Michael Dimeo, a broker at Syndicated Capital, Inc., none of the Selling Stockholders is a broker dealer or an affiliate of a broker dealer. None of the Selling Stockholders including TriPoint Global Equities, LLC and Syndicated Capital, Inc. have any agreement or understanding to distribute any of the shares being registered.

~~Patrick Gaynes, John Finley, Jason Stein, Michael Graichen, Karl Birkenfeld, Brian Wood, Andrew Kramer and Qian Xu are employees of TriPoint Global Equities. Michael Dimeo is a broker at Syndicated Capital, Inc.~~

Besides the securities held by the account of Stephen S. Taylor Roth IRA c/o First Clearing, LLC and the Taylor International Fund, Ltd., over which Steven Taylor exercises the voting and dispositive power, there are no relationships among the selling shareholders other than the relationships identified below.

Although Syndicated Capital is listed as the contact for a number of the selling shareholders in Schedule III of Exhibit 10.14, there is no relationship between Syndicated Capital and those selling shareholders other than the fact that Syndicated Capital forwarded those selling shareholders the stock certificates and warrants after the February 22, 2011 private placement.

16.	Please revise the heading of the second column to indicate that it represents the number of shares of currently outstanding common stock held prior to the offering, and revise the heading of the third column to indicate that it represents the number of shares of common stock beneficially owned and offered pursuant to the prospectus.

Response:

The second and third columns of the selling shareholder table on page 29 of the Form S-1/A have been revised accordingly.

Business, page 34

Business Overview, page 36

17.	We note your response to comment 27 in our letter dated May 6, 2011 and the related revisions in your filing. It appears promotional language still appears in areas of your filing such as in the second paragraph on page 6 where you state your internet cafes are "top quality" as well as in the third paragraph on page 37 where you describe the "robust revenue growth" of online game companies. Please revise to provide an objective description of your business and the industry in which you operate. Please review your entire registration statement for compliance with this comment.

Response:

We have revised the second sentence of the second paragraph on page 6 of the Form S-1/A to provide as follows:

We provide ~~top quality~~ internet café facilities to our customers and we believe we are the largest internet café chain in Shenzhen.

We have revised the final sentence of the third paragraph on page 37 of the Form S-1/A as follows:

The chart below, provided by Pearl Research, a business intelligence and consulting firm, shows the robust revenue growth of online game companies from 2003 to 2010.

18.	We note your response to comment 28 in our letter dated May 6, 2011. Please revise your disclosure to indicate whether your statement that you "provide internet access at prices that are affordable to both students and migrant workers" is based on management's experience in the industry, market research, or otherwise.

Response:

We have revised the sixth paragraph on page 36 of the Form S-1/A as follows:

We operate a chain of 59 internet cafés in Shenzhen, Guangdong, PRC that are generally open 24 hours a day, seven days a week. We provide modern internet café facilities and we believe we are the largest internet café chain in Shenzhen. We provide internet access at prices that we believe, based on our experience in the industry, are affordable to both students and migrant workers. Although we sell snacks, drinks, and game access cards, over 95% of our revenue comes from selling access time to our computers. We sell internet café memberships to our customers. Members purchase prepaid IC cards (a pocket-sized card with embedded integrated circuits that can be used for identification, authentication, data storage and application processing), which include stored value that will be deducted based on time usage of a computer at the internet café. The cards are only sold at our cafés. We deduct the amount that reflects the access time used by a customer when the customer’s IC card is inserted into the IC card slot on the computer.

19.	We note your response to comment 29 in our letter dated May 6, 2011 and the supplemental materials provided. It does not appear that the highlighted portions of the materials provide an accurate basis for several of the statements and representations made in your filing. Please revise to characterize the following statements as your belief, or provide us with supplemental materials supporting these statements:

•	"The largest chain, Wanjia Net, has over 1,000 locations," page 37.

•	"Given the relatively low rate of computer ownership in the PRC as compared to Western countries, internet cafés have become the primary distribution point for games in the PRC. A substantial number of game players access online games through internet cafés and these players are crucial for survival of internet cafés," page 37.

•	"...many online game companies have been making great efforts to support internet cafés to expand their customer base," page 38.

•	"Internet cafes have been booming in the PRC in the recent years" and "It is clear that internet cafes have been a fast growing segment of the Chinese internet market," page 36.

Alternatively, please delete these statements from your filing. In addition, please provide us with copies of the "Survey of China Internet Café Industry" created by the Ministry of Culture in 2005, the research conducted by the CNNIC that supports the information you cite on page 36, and the research conducted by Pearl Research that supports the information you cite on page 37.

Response:

We have deleted the following sentence from the second paragraph of page 37 of the Form S-1/A:

~~The largest chain, Wanjia Net, has over 1,000 locations.~~

We have revised the second sentence of the third paragraph on page 37 of the Form S-1/A as follows:

Given the relatively low rate of computer ownership in the PRC as compared to Western countries, management believes that Internet cafés ~~have become~~ are the primary distribution point for games in the PRC.

We have revised the first sentence of the first paragraph of page 38 of the Form S-1/A as follows:

Given the popularity of Internet cafés in China, it has been management’s experience that many online game companies have been making great efforts to support internet cafés to expand their customer base (see: http://blog.sina.com.cn/s/blog_4aff94ef01007zei.html) in the last few years ~~there has been~~.

We have deleted the first and final sentences from the final paragraph on page 36 of the Form S-1/A as follows:

~~Internet cafés have been booming in the PRC in the recent years~~. According to the "Survey of China Internet Café Industry" by the Ministry of Culture in 2005, the PRC had 110,000 internet cafés, with more than 1,000,000 employees and contributing RMB 18,500,000,000 to China's GDP. According to an article entitled “ China Surpasses U.S. in Number of Internet Users” written by David Barboza on the New York Times July 26, 2008 issue, the number of internet users in the PRC reached about 253 million in June 2008, thereby, putting China ahead of the United States as the world’s biggest internet market. According to the research conducted by China Internet Network Information Center (CNNIC) in March 2011, the amount of internet users in China in 2009 was 385 million, 135 million of which (35.1%) surf the internet via internet cafes. By the end of 2010, the amount of internet users in China reached 457 million, 35.7% of which surf the internet via internet cafes. ~~It is clear that internet cafés have been a fast growing segment of the Chinese internet market~~.

The Survey of China Internet Café Industry created by the Ministry of Culture in 2005 can be found at http://www.mcprc.gov.cn/xxfb/xwzx/whxw/200507/t20050728_16915.html and has been translated and attached as Exhibit A to this Form S-1/A

The research conducted by the CNNIC that supports the information cited on page 36 can be found at http://www.cnnic.cn/research/bgxz/tjbg/201101/P020110221534255749405.pdf and the relevant sections have been translated and attached hereto as Exhibit B.

The research conducted by Pearl Research was cited in a report byHudson Square Research dated October 2009 prepared by Scott Tilghman and Daniel Ernst,which is attached hereto as Exhibit C. We have clarified this and in addition, we have amended the first paragraph under the heading “Computer Gaming Industry in China” to provide additional sources of certain data as follows:

According to a report by Hudson Square Research dated October 2009 prepared by Scott Tilghman and Daniel Ernst, which cited Pearl Research, a business intelligence and consulting firm, the PRC online game market rose 63% in 2008 to $2.8 billion (source: http://www.zhongman.com/games/gamehot/20090429/15485138631.htm), rose 36% in 2009 to $3.97 billion (source http://tech.qq.com/a/20100111/000389.htm), and rose 26% in 2010 to $4.8 billion (source: http://games.sina.com.cn/y/n/2011-05-05/1111495419.shtml). Given the relatively low rate of computer ownership in the PRC as compared to Western countries, management believes that Internet cafés are the primary distribution point for games in the PRC. A substantial number of game players access online games through internet cafés and these players are crucial for survival of internet cafés. (see: http://blog.sina.com.cn/s/blog_4aff94ef01007zei.html). The chart below, provided by Pearl Research, a business intelligence and consulting firm, shows the revenue growth of online game companies from 2003 to 2010.

20.	We note your response to comment 29 in our letter dated May 6, 2011 and the related revisions in your filing on page 37 noting the chart is provided by Pearl Research. Please provide us with this cited report and tell us whether or not you funded or were otherwise affiliated with the report.

Response:

We have attached the cited report to the chart provide by Pearl Research as Exhibit C to this response letter. We did not fund and are otherwise unaffiliated with the report published by Pearl Research.

Competitive Strengths, page 39

21.	We note your response to comment 31 in our letter dated May 6, 2011 and the related revisions in your filing that the "principal risk the company faces is the risk associated with changes in government regulations regulating the Internet or Internet cafes." Please revise your disclosure to specify the types of government regulations the company currently faces that may impact the Internet, Internet café and online gaming industry. Please also discuss how these government regulations will impact your operations and expansion strategy.

Response:

We have revised the paragraph under the heading “Industry Risks” on page 39 of the Form S-1/A as follows:

The principal risk the company faces is the risk associated with changes in government regulations regulating the Internet or Internet cafes.  For example, in the year 2000, an arson killed twenty-four individuals and injured several more in an Internet café in Beijing.  After this event, the government released new regulations governing the operation of internet cafes, did not issue any new internet café operating licenses, and forced all internet cafes to temporarily close for safety purposes (http://news.sina.com.cn/z/wangba/index.shtml).  This type of action by the government could cause serious disruptions in our operations.  Additionally, the possibility of passing regulations limiting access to the Internet could have a significant negative impact on our business. Please refer to our disclosure under the “Regulation” section on page 43 for more information on the current government regulations that may have an impact on the Internet, Internet café and online gaming industry. However, there are currently no government regulations that negatively impact our operations.  On the contrary, current government regulations promote the expansion of our operations by encouraging the growth of large-scale chain Internet Cafes. Pursuant to the Rules on Recognition and Management of Internet Café Chain Enterprises promulgated by the Ministry of Culture, the PRC government encourages the internet café chain enterprises to merge, acquire or control individual internet cafés and provides simplified and convenient procedures for change of Internet Culture Operation Permit. Additionally, the PRC government requires counterparts of Ministry of Culture at all levels to give priority to the development of internet café chain enterprises when making the plan on the total number of internet cafés.

22.	We note your response to comment 33 in our letter dated May 6, 2011 and the related revisions in your filing stating "[t]he target companies that [you] intend to acquire in provinces outside of Guangdong Province will be local companies with good scale of operations." Please specify:

•	how you have identified and will identify these target companies; and

•	how you will ensure that "the efficient and effective operation of the cafes will continue and will not have a negative effect on the Company's scale of operations as a whole."

In your revised discussion, please elaborate on the steps taken with regard to the Guizhou acquisition target.

Response:

We have revised the second bullet point under the “Competitive Strengths” heading on page 39 of the Form S-1/A as follows:

Good Scale of Operation. We have a registered capital of RMB 10 million (approximately $1.47 million) with 59 cafés. The scale of operations allows us to control cost and standardize store management. It is our belief that our scale of operations will not be affected as we expand into additional provinces and obtain a national internet chain license as described in more detail below.  The target companies that we intend to acquire in the future in provinces outside of Guangdong Province will be local companies with good scale of operations.  We will identify target companies by conducting due diligence on each target company’s corporate structure, management, financials, capitalization, and equity structure, and whether or not the target company has the proper approvals, permits, and certificates to legally operate an internet café in the PRC. We intend to buy 51% of the target’s company, and keep the local management.  However, we will relocate an account manager and an operation manager from our headquarters in Shenzhen to any newly acquired café to join the local management and assist in the process of the acquisition in order to make sure that the acquired café operates in the same manner as our existing Shenzhen-based cafes. As a result we believe that the efficient and effective operation of the cafes will continue and ~~will not have a no negative effect on~~ the Company’s scale of operations as a whole will not be negatively affected.

23.	Please revise the language you added to the second bullet of this section to clarify, if true, that it represents your plans and intentions for the future, as well as your beliefs as to how your planned future activities will affect your business.

Response:

We have revised the second bullet point under the heading “Competitive Strengths” on page 39 of the Form S-1/A as follows:

Good Scale of Operation. We have a registered capital of RMB 10 million (approximately $1.47 million) with 59 cafés. The scale of operations allows us to control cost and standardize store management. It is our belief that our scale of operations will not be affected as we expand into additional provinces and obtain a national internet chain license as described in more detail below.  The target companies that we intend to acquire in the future in provinces outside of Guangdong Province will be local companies with good scale of operations.  We will identify target companies by conducting due diligence on each target company’s corporate structure, management, financials, capitalization, and equity structure, and whether or not the target company has the proper approvals, permits, and certificates to legally operate an internet café in the PRC. We intend to buy 51% of the target’s company, and keep the local management.  However, we will relocate an account manager and an operation manager from our headquarters in Shenzhen to any newly acquired café to join the local management and assist in the process of the acquisition in order to make sure that the acquired café operates in the same manner as our existing Shenzhen-based cafes. As a result we believe that the efficient and effective operation of the cafes will continue and ~~will not have a no negative effect on~~ the Company’s scale of operations as a whole will not be negatively affected.

Our Growth Strategy, page 39

24.	We note your response to comment 37 in our letter dated May 6, 2011 and the related revisions in your filing. We also note your disclosure in the penultimate sentence of the first paragraph on page 56. It appears you intend to grow organically within Shenzhen and that your expansion in other regions will be through "establishment and acquisition."

If known, please clarify the extent to which your growth strategy in the Guizhou, Sichuan and Yunnan provinces as well as the Chongqing Municipality will be through acquisitions versus through organic growth.

Response:

We have revised the first paragraph under the heading “Our Growth Strategy” on page 39 of the Form S-1/A as follows:

We will seek to grow by business expansion. We plan to expand in Guizhou, Sichuan, and Yunnan Provinces as well as the Chongqing Municipality principally through the acquisition~~s~~ of local small chains, in order to meet the requirements of applying for a national chain license.

25.	If, as you suggest on page 41, you do not yet operate any high-end internet cafes of the type described in the first bullet under this heading, please revise your statement that your "high-end internet cafes are those housing the most up to date computers and have private rooms for movie viewing and gameplay with surround sound capability" to clarify that it represents your plans for the future as opposed to your current state of operations.

Response:

We have revised the first bullet point under the heading “Our Growth Strategy” on page 39 of the Form S-1/A as follows:

The ~~Our~~ high-end internet cafes that we plan to open in the future will ~~are those housing~~ house the most up to date computers and have private rooms for movie viewing and gameplay with surround sound capability.  These high-end cafes will cater to individuals with disposable income exceeding that of our general customers, young low-income males and migrant workers.  We expect to spread to the less developed cities in three years in order to gain competitive market shares. We plan to put 20% of our resources to the less developed cities for market integration after we are granted a national license, which will effectively lay the foundation for us in those cities.

Regulation, page 43

26.	We note your response to comment 42 in our letter dated May 6, 2011 and the related revisions in your filing. Please clarify how the requirements for a national chain license set forth in the second and third sentences in the second paragraph on page 44 will impact your business, both positively and negatively. As appropriate, please also discuss the impact, both positive and negative, of any other government regulations to which you are subject or confirm to us that you are not subject to any other material government regulations. Please see Item 101(h)(4)(ix) of Regulation S-K. In addition, we note your disclosure on page 15 that the Ministry of Culture and other government authorities have suspended the issuance of new internet café licenses; please discuss how this will impact your plans to open new internet cafes and obtain a license to operate a national internet café chain.

Response:

The Company is not subject to any other material government regulations other than those disclosed in the “Regulation” section of the Form S-1/A. We have revised the second paragraph on page 44 of the Form S-1/A as follows:

The Ministry of Culture of China is in charge of regulating national internet café chains. To obtain a license to operate a national internet café chain, an applicant must, among other things, (i) have a minimum registered capital of RMB 50 million, (ii) own or control at least 30 internet cafés, which shall cover at least three provinces or municipalities under direct administration of the State Council, and (iii) have been in full compliance with administrative regulations with respect to internet cafés for at least one year before submitting the application. Other requirements include having appropriate computer and ancillary facilities, necessary and qualified personnel and sound internal policy. Application for a national internet café chain shall be first made to the provincial counterpart of the Ministry of Culture. After preliminary approval, the provincial authority will submit the application to the Ministry of Culture for final approval. In rendering its approval, the authorities consider such factors as the then existing number of the internet café chains.  We believe that obtaining a national license will provide many advantages to the Company including increasing brand awareness throughout China, increasing access to profitable markets throughout China, and increasing our ability to promote the Company’s modified franchise model throughout China.  Obtaining the national chain license will not have an impact on any other government regulations to which we are subject and there are currently no government regulations that negatively impact our operations. On the contrary, current government regulations promote the expansion of our operations by encouraging the growth of large-scale chain Internet Cafes. Pursuant to the Rules on Recognition and Management of Internet Café Chain Enterprises promulgated by the Ministry of Culture (http://www.ccnt.gov.cn/xxfb/zwxx/ggtz/200909/t20090917_73276.html), the PRC government encourages internet café chain enterprises to merge, acquire or control individual internet cafés and provides simplified and convenient procedures for change of Internet Culture Operation Permit. Additionally, the PRC government requires counterparts of Ministry of Culture at all levels to give priority to the development of internet café chain enterprises when making the plan on the total number of internet cafés.

In contrast, we are also aware that obtaining a national license may also negatively affect us in the future in that there is the possibility of future government regulation of Internet cafes in provinces outside of Guangdong Province, where we are located. Such additional regulations could affect our operations or cause our management standard to adapt to new regulatory environment and may consequently be a strain on our resources and abilities.

We have added the following paragraph after the second paragraph on page 44 of the Form S-1/A:

Although the Ministry of Culture suspended the issuance of new Internet café licenses to individual operators in 2007, the government is encouraging presently licensed Internet café chain companies to acquire and merge with smaller cafes and café chains. The government supports the growth of large Internet café chains because regulation of the industry will become significantly easier with fewer large chains as opposed to hundreds of individually operated cafes. We do not view this suspension as an impediment to our plans to open new internet cafes and obtain a license to operate a national Internet café chain.

We have attached a 2010 China Internet Café industry report detailing the government’s approval of large internet chains as Exhibit D hereto. The government is suspending issuance of new internet café licenses to individual operators but the chain operators will still be issued with new licenses.(2010 China Internet Café Industry Report – Ministry of Culture http://www.ccm.gov.cn/show.php?aid=68792&cid=149).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Overview, page 46

27.	We note your response to comment 44 in our letter dated May 6, 2011 and the certification from Chinese Internet Café Online attached as Exhibit C to your response letter dated July 12, 2011. Please provide us with a more detailed explanation of the research conducted by Chinese Internet Café Online in reaching its belief that you are the "largest internet chain operator in Shenzhen." In addition, please revise your statement to clarify that it represents the belief of a third party media company. Please disclose whether or not you funded or were otherwise affiliated with this study and, if you did or were, please file the consent of Chinese Internet Cafe Online as an exhibit.

Response:

We have revised the first paragraph under the heading “Overview” on page 46 of the Form S-1/A as follows:

Prior to the consummation of the share exchange transaction described below, we were a shell company with nominal operations and nominal assets. Currently, operating through our variable interest entity, Junlong Culture Communication Co. Ltd. ("Junlong"), we operate ~~the largest Internet Café chain in Shenzhen, Guangdong, China consisting of~~ 57 ~~locations~~ cafes in high traffic areas. Our focus is on providing modern internet café facilities that offer a one-stop entertainment and media venue for customers, typically mature students and migrant workers, at prices affordable to those demographics. Although our locations do sell snacks, drinks, and game access cards, more than 95% of our revenue comes directly from selling internet access time to our computers. We have been recognized as the largest Internet café chain operator in Shenzhen by the Chinese Internet Café Online, the only Chinese internet café industry website dedicated to the field of internet business and industry practitioners to provide professional internet café marketing and information services. In making this decision, China Internet Café Online conducted a study of Internet cafes in the Shenzhen area. Their research represents the belief of a third party and not that of the Company. Furthermore, the Company was not affiliated with China Internet Café Online’s research nor did it help to fund such research.

Liquidity and Capital Resources, page 51

28.	We note your response to comment 50 in our letter dated May 6, 2011 and the related revisions in your filing in the second paragraph in page 52 that "[m]anagement believes that it currently has sufficient cash on hand for these expansion projects" and your statement in the third paragraph on page 52 that "[you] plan to fund the aforementioned expansion projects through short-term borrowings, partial proceeds from prior private financings, cash from operations and potential equity financings." We further note similar statements on page 57. Please clarify or revise these apparently conflicting statements.

Response:

We have revised the final sentence of the second paragraph of page 52 as well as the final sentence of the eight paragraph of page 57 of the Form S-1/A as follows:

Management believes that it currently has sufficient cash on hand for these small and medium size acquisitions, but may have to rely on additional funding for larger-scale projects ~~these expansion projects~~.

We have revised the fourth sentence in the third paragraph on page 52 to read as follows:

We plan to fund the aforementioned larger-scale expansion projects through short-term borrowings, partial proceeds from prior private financings, cash from operations and potential equity financings. However, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including but not limited to:

29.	We note your disclosure regarding a $151,245 loan from China Construction Bank with "an interest rate 20% more than the benchmark lending rate, which was secured by director's guarantee," and a $152,204 loan from China Construction Bank that was entered into in October 2010, bears interest at an annual rate of 6.37%, and "is mainly guaranteed by third parties and individual persons or secured by a lien on our property and equipment." If these references are to the same loan, then please consolidate them into one description of the loan that is clear and consistent. If these references are to different loans, then please provide the date on which you entered into and the interest rate of the $151,245 loan, as well as additional information regarding the guarantee associated with the $152,204 loan. In addition, we note that the loan agreement filed as Exhibit 10.13 was entered into in November 2010; please revise your description of the relevant loan in this section accordingly.

Response:

The references of the $151,245 loan and the $152,245 loan are to the same loan extended by China Construction Bank pursuant to a loan agreement dated November 15, 2010. The loan principal is RMB 1,000,000. However, due to different exchange rates at different times, there is variance when translated into US dollar at different times.

The final two paragraphs on page 51 of the Form S-1/A have been revised as follows:

Net cash provided by financing activities was approximately $253,000 in the fiscal year ended December 31, 2010, as compared to roughly $146,000 in the same period in 2009. Financing provided in 2010 was primarily the result of two loan agreements. The first loan, entered into on July 1, 2010 with Shenzhen Yuzhilu Aviation Service Co., Ltd., was for $300,000 for purchasing the shell company ~~at~~ and carried an interest rate of 8%. This loan matured on October 1, 2010, and the Company settled the loan on October 8, 2010. The second ~~and a~~ loan agreement, entered into on November 15, 2010 with China Construction Bank, is for $151,245 (RMB1,000,000) ~~at~~ and carries an interest rate of 6.372%~~,~~. This loan ~~which was~~ is secured by director’s guarantee, and is .   ~~The first loan matured on October 1, 2010, and the company settled such loan on October 8, 2010.  The second loan is~~ due on November 14, 2011.   As of December 31, 2010, we had an aggregate principal amount outstanding of approximately $152,204. The loan agreement contains customary affirmative and negative covenants and is mainly guaranteed by third parties and individual persons or secured by a lien on our property and equipment. In 2009, the net cash provided by financing activities was primarily the result of a loan agreement with China Construction Bank for $149,296 (RMB1,000,000),which was secured by director’s guarantee. This loan was due on October 25, 2010 and was settled by the Company on October 19, 2010.

~~We are party to a Loan Agreement with the Shenzhen Branch of the China Construction Bank entered into in October 2010 for a loan of RMB 1 million (approximately $152,204). As of December 31, 2010, we had an aggregate principal amount outstanding of approximately $152,204 with a maturity date of November 14, 2011 and an interest rate of 6.37% per annum. The loan agreement contains customary affirmative and negative covenants and is mainly guaranteed by third parties and individual persons or secured by a lien on our property and equipment. Historically, all debts due have been paid back by the Company in a timely manner.~~  All Short-Term Bank Loans are revolving loans whose terms (at due date of payment) are extended by the lender.  As of December 31, 2010, we were in material compliance with the terms of our loan agreements.  As such, management expects all unpaid Short-Term Bank Loans balances can be extended at due date. The company does not rely on any short term lending, the purpose of the short term loan is to build up credits in the national bank. The Company currently has sufficient lines of credit with the banks for both short-term and long-term borrowings.

Critical Accounting Policies, page 52

30.	We note that you present Critical Accounting Policies sections beginning on pages 52 and 58. Please remove the duplicative disclosures from your filing.

Response:

We have removed the duplicated “Critical Accounting Policies” section beginning on page 58 of the S-1/A.

Comparison of Three Months Ended March 31, 2011 and 2010, page 56

31.	We note your explanation that operating expenses increased mainly due to your offering, including advisory and legal fees. Please explain to us in more detail how you accounted for the costs associated with your offering and why these amounts were expensed as opposed to being netted against the offering proceeds. In doing so, provide us with the related initial journal entries you recorded to reflect the offering proceeds and costs.

Response:

We have updated Amendment No. 2 of our Registration Statement on Form S-1/A with the financial statements from our Quarterly Report on Form 10-Q, filed with the Commission on November 14, 2011. In response to Comment 31, for the nine months ended September 30, 2011, the increase in operating expenses was mainly due to the Advisory fees expensed to TriPoint Capital Advisors, who was engaged to provide business development and corporate development services, and Sichenzia Ross Friedman Ference LLP (“SRFF”), the attorney. Such fees include advisory and legal fees, totaled summed up to $415,710.60. Other operating expenses was for the payment of regular legal, advisor, IR, auditor and other related listing expenses.

Adj#8

Dr	Advisory fees expensed	94,685.00

Cr	Deferred advisory fee		94,685.00

To record the issuance of the 400,000 common stock to advisor - Tripoint as stocked based compensation for the period from November 22, 2010 - December 31, 2010 but recorded in the quarter ended March 31, 2011 as the triggering event of financing transaction occurred in February 2011.

Adj#9

Dr	Advisory fees expensed	213,041.00

Cr	Deferred advisory fee		213,041.00

To record the issuance of the 400,000 common stock to advisor - Tripoint as stocked based compensation for the period from January 1, 2011 - March 31, 2011

Adj#10

Dr	Advisory fees expensed	108,000.00

Cr	Common Stock		0.50

	Additional paid in capital		107,999.50

To record the issuance of the 50,000 common stock to advisor - SRFF

Directors, Executive Officers, Promoters and Control Persons, page 60

32.	Please revise your disclosure to disclose the business experience of Mr. Lei Li for the past five years, or clarify your current disclosure by adding dates or the duration of employment. Please also revise Mr. Lizong Wang's biography to clarify the length of time he has served as deputy secretary of the China Society for Promotion of The Guangcai Program and as a strategic advisor and independent director of Universal Travel Group.

Response:

We have revised our disclosure regarding the business experience of Mr. Lei Li and Mr. Lizong Wang’s biography on page 61 in the Form S-1/A as follows:

Lei Li. Mr. Lei Li joined our board on August 23, 2010. In 2009, Mr. Li ~~is~~ founde~~r~~d ~~and managing director of~~ the Boardroom Advisors Company Limited, a Beijing-based financial advisory firm, and has been the managing director ever since. Since August 2008, and continuing to the present, ~~He is currently also a~~ Mr. Li has been a director of Universal Travel Group, a NYSE-listed travel services provider in the PRC engaged in providing reservation, booking, and domestic and international travel and tourism services throughout China. From October 2007 to November 2009, he served as chief financial officer of Synutra International, Inc., a NASDAQ-listed company that focuses on selling premium infant formula products throughout China~~, from October 2007 to November 2009~~. From August 2004 to September 2007, Mr. Li was vice president and chief financial officer of Kasen International Holdings Limited, a public company listed on the Hong Kong Stock Exchange that manufactures upholstered furniture, furniture leather and automotive leather in China. Prior to that, from July 2001 through April 2004, Mr. Li served as chief financial officer at Eagle Brand Holdings Limited, a company listed on the Singapore Stock Exchange. Mr. Li’s experience also includes serving as a financial controller at the Korean division of Exel Plc between January 1997 and July 2001, and serving as a senior auditor at Waste Management Inc.’s international department in London between February 1995 and December 1996. Mr. Li is a fellow member of the Association of Chartered Certified Accountants (ACCA) in the UK. He received a bachelor’s degree in management and engineering from Beijing Institute of Technology in 1984, a master’s degree in economics from Renmin University of China in 1987, and a master’s degree in accounting and finance from the London School of Economics in 1992. Mr. Li’s foregoing experience, qualifications, attributes and skills led us to the conclusion that, in light of our business and structure, he should serve as a director of our company.

Lizong Wang. Mr. Lizong Wang joined the board on August 23, 2010. Mr. Wang ~~currently serves~~ has been serving as deputy secretary of China Society for Promotion of The Glory Program, a program initiated and implemented by PRC private enterprises to alleviate poverty since 2010. Mr. Wang has served as the Secretary General of the Guangdong High-tech Industry Association since 2004 and has served as the Secretary General of the Shenzhen Association of Social Organization since 2008. Since 2008, he also serves as a strategic advisor and independent director of Universal Travel Group, a travel services provider in the PRC engaged in providing reservation, booking, and domestic and international travel and tourism services throughout China, Shenzhen 3nod Electronics Co., Ltd, a radio amplifier, home theater, computer peripherals and LED provider in the PRC, and Shenzhen Ruidefeng Pesticide, one of China's leading enterprise in the field of pesticide formulation and Pesticide research and development. In addition, he acts as economic consultant to a number of municipalities in the PRC as well as Asan in Korea. Mr. Wang is a frequent lecturer at higher education institutions in the Greater China Region. In 2007, Mr. Wang was nominated Honorary Citizen by the U.S. cities of Dallas and Los Angeles. He has also been elected the member of the Guangdong chapter of the Chinese People's Political Consultative Conference (CPPCC). In light of our business and structure, Mr. Wang’s foregoing experience, qualifications, attributes and skills led us to the conclusion that, in light of our business and structure, he should serve as a director of our company.

Section 16(a) of the Securities Exchange Act of 1934, page 63

33.	Please file the delinquent Forms 3 referenced in this section. We note your response to comment 55 in our letter dated May 6, 2011. Please advise Lei Li, Lizong Wang, Wenbin An and Zhenquan Guo to file all Section 16(a) reports immediately. In addition, please note that the filing of such reports at this time does not cure past violations or foreclose the Commission from taking any action in the future.

Response:

The Forms 3 for Lei Li, Lizong Wang, Wenbin An and Zhenquan Guo were filed on August 17, 2011 and August 19, 2011.

Executive Compensation, page 64

Outstanding Equity Awards at Fiscal Year End, page 66

34.	We note your response to comment 57 in our letter dated May 6, 2011 that you have revised this section to indicate that there were no equity awards, including, options, restricted stock or other equity incentives that were outstanding as of December 31, 2010. We cannot locate this revised disclosure. Please advise.

Response:

The first paragraph of Page 66 of the Form S-1/A provides the disclosure mentioned above. However, we have amended this first paragraph as follows:

~~None of our executive officers received any~~ There were no equity awards, including, options, restricted stock or other equity incentives that were outstanding as of ~~during the fiscal year ended~~ December 31, 2010.

Certain Relationships and Related Transactions, page 67

35.	We note your response to comment 60 in our letter dated May 6, 2011 and the related revisions in your filing. Given that Mr. Dishan Guo is a party to the Securities Escrow Agreement, Option Agreement, Equity Pledge Agreement and Voting Rights Proxy Agreement, please revise the first sentence of the last paragraph in this section.

Response:

We have revised the first sentence of the last paragraph under Certain Relationship and Related Transactions on page 68 of the Form S-1/A as follows:

Other than Dishan Guo, who is a party to the Securities Escrow Agreement (defined herein), Option Agreement, Equity Pledge Agreement and Voting Rights Proxy Agreement, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC except as follows:

•	Before the Company opened a U.S. bank account in February 2011, various listing and other public company operating expenses were paid by the personal account of Dishan Guo, the Company’s Chief Executive Officer. To date, Mr. Guo has lent the Company $1,397,776. This amount is considered to be a unsecured related party loan due to Mr. Guo Dishan with no stated interest and is payable on demand. . This loan is not in writing and the Company keeps track of it through bank statements and intends to repay Mr. Guo in future.

•	Dishan Guo, Jinzhou Zeng and Xiaofen Wang are each parties to the Option Agreement, Equity Pledge Agreement and Voting Rights Proxy Agreement described above. Dishan Guo is the Company’s chief executive officer and all three individuals are shareholders of our VIE, Junlong, and hold controlling interests in Classic Bond.

36.	We note your response to comment 62 in our letter dated May 6, 2011 and the related revisions in your filing. Please disclose in your filing whether this loan agreement is in writing. If it is, please file it as an exhibit or tell us why you are not required to do so. Please see Item 601(b)(10) of Regulation S-K.

Response:

This loan agreement is not in writing.

Please see our response to comment 35 above for the revised disclosure.

37.	Please disclose in this section, if true, that Jinzhou Zeng and Xiaofen Wang are parties to the Option Agreement, Equity Pledge Agreement and Voting Rights Proxy Agreement, and also hold controlling interests in Classic Bond and your VIE.

Response:

Please see our revised disclosure in our response to comment 35 above.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

38.	Please explain to us why you classify changes in borrowings from your director as an operating cash flow instead of as a financing cash flow. Please see ASC 230-10-45-14 and -15 and provide us with your analysis of the substance of this transaction.

Response:

The amount due from the director represented operating expense paid on behalf of the Company but not yet reimbursed by the Company at the end of the period, such as transportation, entertainment, advance to suppliers etc. We classified the change of the amount as an operating cash flow since it is not a loan from a director or cash advance to the Company, but was a fee paid by the director in support of the Company’s daily operation.

Notes to Consolidated Financial Statements, page F-7

Note 15. Income Tax, Page F-20

39.	We read your response to comment 68 in our letter dated May 6, 2011. Please disclose the components of your deferred tax asset and liability on a gross basis as required by ASC 740-10-50-2. Explain to us in sufficient detail how you determined, as noted on page F-20, that there "are no material timing differences" generating deferred tax assets and/or liabilities. Although we note your disclosure of your deferred tax asset related to net operating loss carry forwards, it is unclear why there are no other temporary differences in 2010 and only immaterial amounts in 2011. Also, we note that you have removed your statutory income tax rate reconciliation. As required by ASC ###-##-####, please revise your filing to include this reconciliation.

Response:

Due to the nature of the industry in which the Company is operating and the operating practice of the Company, other than the operating loss carry forwards, for which the Company has made full allowance, there are no other material timing differences in the consolidated financial statements under US GAAP.

To be specific, the Company earned revenue mainly by direct cash and there is no accounts receivable balance in the book. As a result there is no timing difference from collectability allowance. The Company’s inventory balance solely represented unsold IC cards and no valuation allowance is considered necessary since no expired IC card is noted at each period end. What is more, the Company’s depreciation policy of property, plant and equipment and intangible assets is the same as that under the tax law. All these factors lead to minimal temporary difference in both year 2010 and 2011.

We have included the Statutory Income Tax Rate Reconciliation in the Form S-1/A and will make the same change in the amendments to our quarterly report on Form 10-Q.

All of the Group’s income before income taxes is from PRC sources. Actual income tax expense reported in the consolidated statements of operations and comprehensive income differ from the amounts computed by applying the PRC statutory income tax rate of 22% and 20% for the years ended December 31, 2010 and 2009 to income before income taxes for the years ended December 31, 2010 and 2009 for the followings reasons:

	2010	2009

Income before income taxes	$7,565,963	$5,456,711

Computed “expected” income tax expense at 22% and 20% in 2010 and 2009	$1,664,512	$1,091,342
Tax effect of net taxable timing differences	16,950	(23,080)
Effect of cumulative tax losses	137,918	-
	$1,819,380	$1,068,262

Note 17. Stockholders' Equity, page F-22

(ii) Stock based compensation. Page F-22

40.	We read your response to comment 69 in our letter dated May 6, 2011. Although your response indicates that the grant of 400,000 shares of common stock to your advisor had no effect on your 2010 financial statements, your disclosure on page F-46 and the amount of compensation expense recorded through March 31, 2011 suggests that you are recognizing the expense over the period from November 22, 2010 to the one year anniversary. Please clarify the period over which you are recognizing the related expense and tell us how your accounting complies with GAAP. Since you indicate that the shares were effectively fully vested and non-forfeitable as of the "Transaction" date, please clarify why the value of the award should not be fully recognized as of that date. Furthermore, since vesting of the awards was contingent upon a specified event(s), please also tell us how you determined it was appropriate to record a portion of the expense prior to satisfaction of the contingency. Please also clarify how you treated these shares for BPS purposes for all post-issuance periods. Please cite the applicable authoritative accounting guidance supporting your treatment. Lastly, please tell us the business reason for the post-Transaction escrow holding period.

Response:

The shares were issued as part of the compensation to the advisor under an advisory agreement under which the advisor agreed to provide services during the one year period commencing on November 22, 2010. Issuance of the shares was contingent on the completion of a transaction, which occurred on February 18, 2011.

As described on page F-46, the Company concluded (in accordance with ASC 505-50-25-7) that the value of the shares should be measured at the date the transaction was completed because the shares are effectively fully vested as of that date and non-forfeitable and the agreement does not provide for any further specific performance criteria to be met.

In recognizing the expense associated with the shares, the Company followed the guidance in ASC 505-50-25-4, which provides as follows –

“This guidance does not address the period(s) or the manner (that is, capitalize versus expense) in which an entity granting the equity instrument (the purchaser or grantor) shall recognize the fair value of the equity instruments that will be issued, other than to require that an asset, expense, or sales discount be recognized (or previous recognition reversed) in the same period(s) and in the same manner as if the grantor had paid cash for the goods or services or used cash rebates as a sales discount instead of paying with or using the equity instruments.”

In accordance with the above guidance, the Company is recognizing the expense associated with the shares in the same manner as if the Company had paid cash, i.e., over the one year period during which the advisor will render services to the Company. No portion of the expense associated with the shares was recognized prior to resolution of the contingency. Once the contingency was resolved, the expense is being recognized on a pro-rata basis over the one year life of the agreement. In the quarter ended March 31, 2011, the company recognized expense of $307,726, representing a pro-rata portion of the expense from November 22, 2010 to March 31, 2011 ($864,000 x 130 days/365 = $307,726).

For EPS purposes, the 400,000 shares were included in the computation of basic EPS on a weighted average basis from the time the contingency was resolved on February 18, 2011 and, prospectively, will be included in all future periods.

The business reason for the post-transaction escrow holding period was because the shares would only be released to the advisor on the success of financing.

The business reason for the post-transaction escrow holding period was to provide the Company with some assurance that the advisor would continue to meet its obligations to provide ongoing corporate compliance and development expertise and assistance under the advisory agreement after a transaction had been completed.

Note 23, Additional Information — Condensed Financial Statements of the Company, page F-28

41.	We note your addition of condensed financial statements of the company in response to comment 17 in our letter dated May 6, 2011. As required by Rule 4.08(e)(1) of Regulation S-X, please disclose the most significant restrictions on the payment of dividends indicating their sources and pertinent provisions and the amount of retained earnings or net income that is restricted. Please also provide the disclosures required by Rule 4.08(e)(3)(ii) and Rule 12.04(b) of Regulation S-X.

Response:

In the “RISKS RELATED TO OUR BUSINESS” section of the registration statement, we have discussed the most significant restriction on the payment of dividends. As required by Rule 4.08(e)(3)(ii) of Regulation S-X, the restricted net assets for the consolidated subsidiaries as of the end year ended 12/31/2010 was $13,824,580 and the amount of restricted retained earnings was $ 6,373,482 as of 12/31/2010.

As required by Rule 12.04(b) of Regulation S-X, our consolidated subsidiaries made no cash dividend to the registrant for the last three fiscal years.

42.	Please confirm that the financial statements included in this footnote represent the financial statements of the stand-alone parent company. If so, please explain to us why the balance sheet does not present an investment in subsidiary line item.

Response:

We confirm that the financial statements included in this footnote represent the financial statements of the stand-alone parent company. We have revised the footnote 23 - Additional information – Condensed financial statements of Parent Company Only with investment in subsidiary line item in the Form S-1/A.

43.	Please address the following items related to your condensed statements of income and comprehensive income on page F-29:

•	It appears that some numbers have been inadvertently excluded from your statements of income. For example, it appears that general and administrative expenses should read 54,401 as opposed to 54,40 and that net income should read 5,746,583 as opposed to 5,746,58

Response:

The numbers that were inadvertently excluded have been amended.

•	We note that your statements of income include "Net loss" and "Net income" line items. Please explain to us why you believe it appropriate to have a subtotal between income taxes and share of income from subsidiaries and clarify how your presentation complies with Rule 5-03(b) of Regulation S-X.

Response:

We have revised the disclosure relating to comprehensive income to include our share of income from subsidiaries at Statement of Income, and the net income amount that includes our share of income from subsidiaries at the Statement of Cash Flow in the the Form S-1/A.

•	Explain to us why comprehensive income excludes your share of income from subsidiaries.

Response:

Same as above.

•	Explain to us why your statements of cash flows on page F-30 do not begin with a net income amount that includes your share of income from subsidiaries.

Response:

Same as above.

44.	Please apply these condensed financial statement comments to footnote 23 of your financial statements for the quarter ended March 31, 2011.

Response:

We have revised the disclosure in footnote 23 of our financial statements in the Form S-1/A accordingly.

Consolidated Financial Statements for March 31, 2011, page F-31

Note 2. Summary of Significant Accounting Policies, page F-36

(a) Basis of Presentation, page F-36

45.	Please revise to include a statement, if true, that the unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Please also include a statement, if true, that all adjustments are of a normal recurring nature. Otherwise, please furnish information describing in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown. Please see Rule 3-03(d) of Regulation S-X.

Response:

We have included the following statement in the Form S-1/A as required by Rule 3-03(d) of Regulation S-X after the first paragraph under 2.(a) Basis of presentation on page F-6.

In the opinion of management, the unaudited interim financial statements reflect all adjustments necessary to a fair statement of the results for the interim periods presented, and all adjustments are of a normal recurring nature.

Note 17. Series A Preferred Stock and Warrants, page 1-47

46.	We read your response to comment 71 in our letter dated May 6, 2011 and have the following comments:

•	We note that you recorded a significant "day one" loss on your February 2011 unit issuance since the fair values of the bifurcated embedded derivative on your convertible preferred stock and the derivative warrant liability exceeded the proceeds received. Although we note your valuation disclosures on pages F-49 and F-50, please tell us in greater detail how you determined the fair values of your derivatives and common stock, including significant methods and estimates used. Please tell us whether you reassessed the valuation techniques used in estimating, the fair values of the derivatives to determine whether the model should be calibrated to equal the amount of cash received.

•	If you believe that no changes to your common stock and derivative valuations are necessary, please tell us the rationale for providing such a significant "day one" premium to investors.

Response:

As described on pages F-49 and F-50, because there has been minimal trading activity in the Company’s common stock, the Company estimated an enterprise value for the Company and allocated that value using an option pricing method, as described in the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” We understand this to be the appropriate guidance in such circumstances.

We did not re-calibrate the model so as to equal the amount of cash received because we believed that such an approach (that is, using the proceeds received to determine the fair value of the derivatives, and an underlying of a derivative, included in the units sold) was not acceptable to the Staff (see, for example, Bohai Pharmaceuticals Group, Inc., Commission file # 333-165149, Staff comment #4 dated July 19, 2010, where such an approach was questioned and ultimately rejected by the Staff).

For companies such as ours, which are new to the capital markets and which do not have an established trading market for their common stock, it is necessary to provide initial investors with a premium to induce them to purchase our securities. We believe such circumstances, including the recognition of a “day one” loss, are not uncommon for companies in our position.

47.	We note your disclosure on page F-50 that the Investor warrants, the Placement Agent warrants and the embedded derivative instrument related to the Series A Preferred Stock were re-valued at March 31, 2011 using a binomial model based on the fair value of the common stock that was previously determined. Since it appears your shares traded between $1.50 and $2.00 from the February 22, 2011 issuance date through March 31, 2011, please explain to us why it appears these trades and the significant transformation of your capital structure did not result in any change of your common stock price from the transaction date through the end of the quarter. Tell us how you considered these subsequent transactions in your fair value determinations and, if you did not consider them relevant observable inputs, why they should be disregarded in determining the fair value of your stock.

Response:

Although our Common Stock is quoted on the OTC Bulletin Board, there is not currently, and historically there has never been, an active trading market for our Common Stock.

In 2010, a total of 16,945 shares were traded in the market. From January 1, 2011 to February 22, 2011, a total of 36,592 shares traded on two out of the 35 trading days in the period. On February 23, 2011, 789,025 shares traded. Since that date, through March 31, 2011, a total of 96,855 shares traded, with trading activity occurring on 10 out of the 26 trading days in the period. In the period from April 1, 2011 to June 30, 2011, a total of 54,580 shares have traded, with trades occurring on 17 of the 63 trading days in the period.

The last trading during the period ended March 31, 2011 was 500 shares on March 24, at $1.50 per share. On the previous day, our common stock closed at $1.55, following the trading of 7,500 shares, down from a quoted price of $2.00 the previous day, a price established 12 days earlier on March 11, 2011, following the trade of 1,000 shares.

We do not believe that there was any significant change in our “enterprise value” between February 22, 2011 and March 31, 2011 and, accordingly, our original estimate continued to be used. Because the trading activity for our common stock has been limited and because such trading as has occurred has been sporadic, we are concerned that using the closing market price on any given date (for example, March 31, 2011), has the potential to significantly affect the valuation of our derivative instruments, based on what may be a very small and, potentially, not recent, trade. As such, we do not yet believe it is appropriate for us to use specific market prices on a given valuation date (though we are obviously hopeful that the market for our common stock will develop sufficiently to permit that). As the Staff notes, such trading as has occurred since February 22, 2011 has generally been between $1.50 and $2.00 per share, compared with our estimate of fair value of $2.16. We believe that such trades as there have been, at the prices at which such trades have occurred, would indicate that our estimate of $2.16 is not unreasonable in the circumstances.

Note 21. Earnings per Share, page F-54

48.	Please demonstrate to us how your Series A preferred stock and warrants were antidilutive to earnings per share for the interim period ended March 31, 2011.

Response:

We have revised the related disclosure and encounter the diluted effect to earnings per share for the interim period ended September 30, 2011.

Recent Sale of Unregistered Securities, page 71

49.	We note your response to comment 73 in our letter dated May 6, 2011 and the related revisions in your filing. Please state briefly the facts relied upon in making each exemption available. With respect to any exemption afforded by Rule 506 or Regulation D, please tell us why you have not filed a Form D.

Response:

The Offering was conducted in accordance with and in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act and/or Rule 506 of Regulation D as promulgated by the United States Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), or Regulation S (“Regulation S”) as promulgated under the Securities Act.

We filed the Form D with the U.S. Securities and Exchange Commission on August 24, 2011.

Exhibits, page 72

50.	We note your response to comment 74 in our letter dated May 6, 2011 and the certificate of amendment filed as Exhibit 3.4. Please clarify whether you have amended and restated your articles of incorporation and if so, please file this document as an exhibit. To the extent that you have never amended and restated your articles of incorporation, please clarify this throughout your filing. Please also revise the exhibit description for Exhibit 3.4 to indicate that this is an amendment and not an amendment and restatement.

Response:

We have revised the exhibit description for Exhibit 3.4 as follows:

~~Amended and Restated~~ Certificate of Amendment to the Articles of Incorporation, adopted on January 20, 2011

Exhibit 5.1

51.	We note your response to comment 79 in our letter dated May 6, 2011 and the related revisions in this exhibit. Please revise to have counsel opine, if true, that the 474,967 shares of common stock which are already issued and outstanding currently are legally and validly issued, fully paid and non-assessable.

Response:

Counsel has revised their opinion accordingly.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 9A. Controls and Procedures, page 43

Management's Report on Internal Control Over Financial Reporting page 43

52.	We note your responses to comments 82-90 in our letter dated May 6, 2011. Based on the information you provided, it is not clear to us that your accounting and financial personnel have sufficient expertise to prepare financial statements in accordance with U.S. GAAP. In this regard, we note that you list only one individual responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and note that the individual has only two years of accounting experience. Furthermore, this individual does not hold a license as a Certified Public Accountant in the U.S., does not appear to have prior experience preparing U.S. GAAP financial statements, and has not attended U.S. institutions or extended educational programs that would appear to provide sufficient relevant education relating to U.S. GAAP. Accordingly, it appears that your lack of U.S. GAAP experience constitutes a material weakness and, as a result, your internal control over financial reporting would not be effective. If you disagree, please provide us with a more in depth analysis of the training and experience of your accounting and finance personnel in preparing U.S. GAAP financial statements. Otherwise, please state that your internal control over financial reporting is not effective as of December 31, 2010, explain in detail that you have financial accounting and reporting departments with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusions regarding disclosure controls and procedures as of December 31, 2010 and March 31, 2011.

Response:

We have amended the 10-K accordingly and filed Amendment No. 1 to Form 10-K containing the desired revisions on August 16, 2011.

Form 10-Q for the Fiscal Period Ended March 31, 2011

Item 4. Controls and Procedures, page 11

53.	We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met," as well as the conclusion of your principal executive officer and principal financial officer that your disclosure controls and procedures are effective at the reasonable assurance level. Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove the references to the level of assurance of your disclosure controls and procedures. Please see Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website.

Response:

We have amended the 10-Q accordingly and filed Amendment No. 1 to Form 10-Q containing the desired revisions on August 16, 2011.

Exhibit 31.1

54.	We note that your certification omitted the introductory language in paragraph 4 referring to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company. Please file an amendment to your Form 10-Q for the fiscal period ended March 31, 2011 that includes new, corrected certifications.

Response:

We have amended the Exhibit 31.1 of the 10-Q accordingly and filed Amendment No. 1 to Form 10-Q containing the revised exhibit on August 16, 2011.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dishan Guo
Dishan Guo
Chief Executive Officer

EXHIBIT A

Ministry of Culture start Internet cafe industry promotion plan officially put forward five specific measures

28 July 2005

Xinhua net (ZhouWei) : we leart from ministry of culture on the 27 July , the ministry of culture cultural market development center established officially Internet cafe industry promotion project office recently, and launched Internet cafe industry promotion plan officially.

The deputy director of Ministry of culture culture market development center LiangGang introduced, the Internet industry promotion project will aim at domestic present situation, Internet industry related field to constitute standards, regulate the industry development. Through the market instrument to standardize industry trade, blow irregularities, help and support Internet cafe chain establish new management concept, manage business model, enrich Internet cafe management content, provide many service in Internet cafes services, prompte network culture content and Internet cafe channel mutual promotion.

LiangGang said, through the analysis of China Internet industry investigation report of last year, we anticipated that there were 113 thousands various list Internet cafes in China till April 2005, 8.284 million units various computer equipment in total. Internet cafe industry contains about 1.056 million employment personnel, the annual production value amount to 25.68 billion yuan. In addition, about 70% of the Internet cafe crowd choose here for no computer at home or without conditions, so,Internet cafes in China are becoming the important position of popular Internet knowledge, computer knowledge and information transmission.

LiangGang said frankly, although Internet cafe industry has such huge value, it lead some negative impact, such as Internet café homogenization competed seriously at present, the overall industry image were not good, Internet bar chain development existed bottleneck,this kind of problem has affected the whole industry’s healthy development.

As a very important part of construction socialist harmonious society, how to improve the industry image, form the self-discipline, standard the development and brand operation is the main work of the net cafe industry development. Therefore, Internet industry promotion project design five concrete measures: first, Internet cafe industry equipment quality promotion plan; second, Internet cafe industry network game content ascension integration plan; Third, to promote Internet cafe industry digital content integration ascension plan; Fourth,Internet cafe talent quality promotion plan; Fifth, to promote Internet service development plan in poor areas.

EXHIBIT B

①

(一) the overall scale of netizens

In 2010, netizens scale in China continued to grow steadily, netizens were 457 million in total, Internet penetration rate climbed to 34.3%, which increased 5.4% than in the end of 2009. New netizens were 73.3 million throughout the year, the year growth was 19.1%. By the end of 2010, The scale of netizens have accounted for 23.2% of global netizens population, 55.4% of Asia netizens population.

Ten thousand people

①《第 27 次中国互联网络发展状况统计报告》 中国互联网络信息中心 P13

《The 27 th China Internet Network Development Statistics Report》 China Internet network information center P13

k

（二）the Internet site

The proportion of netizens at home was still higher than other sites significantly, there were 89.2% of netizens who sulf the Internet at home. The netizens of net cafe, unit and school were 35.7%, 33.7% and 23.2%, and 16.1% netizens in the public site.

Compared with 2009, the proportion of netizens at home rose 6%, in unit and public place ratio rose 3.5% and 0.4% respectively.

Home	net café	unit	school	public site

k	《第 27 次中国互联网络发展状况统计报告》 中国互联网络信息中心 P17
《The 27 th China Internet Network Development Statistics Report》 China Internet network information center P17

EXHIBIT C

EXHIBIT D

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《2010中国网吧市场年度报告》摘要

2011-04-01

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一、网吧市场发展总体情况

据中国互联网络信息中心《第27次中国互联网络发展状况统计报告》：截至2010年底，中国网民人数已经达到4.57亿人，其中在网吧上网的网民占网民总数的35.7%，达到1.63亿人，年增长率为21.1%，同比2009年7%的增长率增速明显。

2010年，全国的网吧总量为14.4万家,市场的电脑终端保有量为1428万台。由于网吧行业持续微利及结构性调整压力，网吧市场规模同比2009年下降12.96%，为771.169亿元人民币。

2010年，全国网吧从业人员60.5万名，以18-23岁的年轻人居多，占53%；网吧从业人员的整体教育水平不高，以高中/中专学历、初中及以下学历的人群为主体，占77%，本科及以上学历的人群仅占9%；此外，网吧行业的员工流动性较大，工作年限不满1年的约占66%。

2010年，从网吧用户的互联网应用分析来看，网络游戏仍然是网吧用户的主导应用。与2009年相比，电子商务类的网络购物、网上支付和网上银行的应用比例普遍提高。

2010年，从网吧产业链的角度分析，呈现出以下几个突出特点：网吧硬件市场中电脑主机配件市场竞争更加激烈，网吧软件提供商的控制力逐渐削弱，服务提供商开始探索新的商业模式，广告运营商的地位日渐式微，网吧金融、托管市场日益成熟，行业协会主动服务意识显著增强。

受外部环境影响，2010年，网吧市场自身也随之发生一些新变化：网吧连锁率进一步提高，但直营连锁发展相对缓慢；由于制造业的整体西移，网吧市场呈现“西进”现象；网吧违规接纳未成年人现象得到有效遏制；网吧知识产权保护意识进一步增强；以及网吧支撑环境日益健全等等。

二、连锁网吧市场发展概况

2010年4月，文化部、中央文明办在辽宁省鞍山市召开了全国推进网吧连锁工作现场经验交流会。会议召开以来，各地加大力度，加快进度，网吧连锁推进工作取得显著成效。截至2010年底，全国网吧连锁率近30%，共有4家全国网吧连锁企业通过文化部认定，351家省级网吧连锁企业通过省级文化行政部门认定。

各级文化行政部门积极探索适合本地区连锁发展的新模式、新路子，创造出许多可资借鉴、可供推广的模式。比如，推动网吧联合经营发展的“安徽模式”、多部门联动推进的“江苏模式”、鼓励网吧连锁管理企业参与网吧管理的“浙江模式”、以内容配送为主导的“四川模式”以及将无违规评估指标引入连锁企业管理的“上海模式”等等。

在政府的积极推动下，网吧连锁企业也不断开拓创新，在经营模式、增值服务等方面下功夫，多方拓展业务范围，寻求新的赢利点。比如，“网络咖啡+网吧”模式、“网络游戏+网吧”模式、“传统演艺+网吧”模式、“融资租赁+网吧”模式、“委托管理+网吧”模式、“电子竞技+网吧”模式等等，不同行业间的融合日益凸显、不同模式间的借鉴逐步增多。

三、“十一五”期间网吧管理的主要成效

2010年“十一五”规划的收官之年。5年来，我国的网吧市场呈现出“四下降”、“四提升”的趋势：“四下降”就是网吧案件数量明显下降、网吧违规举报明显下降、网吧提案议案明显下降、网吧负面报道明显下降；“四提升”就是网吧监管水平明显提升、网吧连锁比率明显提升、网吧服务质量明显提升、网吧行业形象明显提升。具体体现在：

（一）网吧管理长效机制已基本构建。在各地区、各部门的共同努力下，分工负责与齐抓共管、条块结合与以块为主、日常巡查与技术监管、宏观调控与市场机制、行业自律与社会监督相结合的网吧管理长效机制已基本构建，这是五年来网吧管理取得明显成效的重要制度保障。

（二）网吧市场总量与布局进一步优化。通过近几年的调控和规划，各地网吧总量与市场需求日趋协调，布局也逐步趋于合理，很大程度上改变了网吧以往“小、散、乱、差”的局面，呈现出总量控制、区域协调的良好态势。

（三）网吧违规接纳未成年人问题明显好转。防止未成年人进入问题始终是网吧管理的头等大事。为切实做好此项工作，各级文化行政部门和文化市场综合执法机构逐步严格量化标准，加大处罚力度，严厉打击网吧违规接纳未成年人行为。仅2010年，全国受理网吧举报2万多件，立案调查3万余件，移交案件833件，办结案件2.8万余件。责令经营单位改正3.6万余家次，警告经营单位6.9万余家次，罚款8839万余元，没收违法所得39.1万余元，责令停业整顿6999家次，吊销许可证83家。

（四）推进网吧连锁工作扎实有效。自2003年以来，特别是2010年4月全国推进网吧连锁工作现场经验交流会议以来，各地结合实际进行创新，大力推进网吧连锁工作。据统计，目前网吧连锁率为30%左右。同时，各地积极探索适合本地区连锁发展的新模式、新路子，创造出许多可资借鉴、可供推广的先进经验和优秀做法。

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（五）黑网吧及变相黑网吧得到有力遏制。以工商、公安部门为主导，在各相关部门的配合下，近年来，取缔黑网吧及变相黑网吧工作力度大、成效大。据统计，6年来累计查处取缔黑网吧13万余家，最大程度地挤压了其生存的空间，有效地规范了网吧市场秩序，为合法网吧的健康发展扫清了障碍。

四、2011年网吧管理思路

一是维持原有总量布局规划不变，大力推进网吧连锁。各级文化行政部门要继续严格执行不新批一个单体网吧的政策，要按照2010年全国推进网吧连锁工作现场经验交流会的精神，加快进度，加大力度，着力解决网吧连锁过程中的重点和难点问题，加强与相关部门的沟通协作，探索适合当地市场实际的连锁方式，多样化、多途径地推进连锁，积极落实服务规范、财务管理、形象标识和计算机远程管理的“四个统一”。

二是加大执法力度,增大违法成本。要把农村及城乡结合部作为执法重点，坚持严管重罚，强化市场退出机制。要奖优罚劣，创造优胜劣汰、公平竞争的政策环境和市场环境，保障网吧的合法经营。要按照文化部《关于加大对网吧接纳未成年人违法行为处罚力度的通知》，进一步加大处罚力度，实行一次性死亡法。要发挥网吧和网络游戏管理工作协调小组作用，积极配合工商、公安部门继续打击取缔黑网吧。

三是加快行业协会建设。文化部将力争在年底前完成全国网吧行业协会的筹建工作；各地要加快本地网吧行业协会的建设，对已有协会，要加强指导，切实发挥协会的桥梁和纽带作用，促进行业自律。

五、网吧市场发展趋势

随着社会信息化进程的加快和人民生活水平的提高，网吧市场将呈现以下几个突出特点：首先，以外来务工人员为主体的中低收入人群依然是网吧的消费主体；其次，在中西部地区、农村地区，网吧仍是人们获取信息、上网娱乐的主要渠道；再次，家庭、办公场所上网设施的改进以及移动信息网络的普及，必将导致大中城市网吧数量的缩减和用户增幅的放缓；第四，政府投入建设的公共电子阅览室在满足青少年和低收入阶层群众上网需求上将起到重要作用；最后，以上网收费为主营业务的网吧经营进入微利甚至无利时代，亟需拓展业务，改进服务，以适应用户多元化需求。

在新形势下，网吧市场面临着重要的转型机遇期，需要改变单纯的上网服务场所功能，要积极拓展主营业务，依法开展信息服务、远程教育、电子政务、电子商务等增值服务，努力打造多元化的新型终端平台。

（中国文化市场网）

编辑：陆金梅

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